NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES ACQUIRES
 HERITAGE PLAZA IN HOUSTON

NEW YORK, December 9, 2010 – Brookfield Properties Corporation “Brookfield Office Properties” (BPO: NYSE, TSX) today announced that it has acquired Heritage Plaza – the 53-story, 1.2-million-square-foot trophy office tower in Houston’s central business district – from Goddard Investment Group LLC for $321.5 million (gross purchase price of $325 million net of $3.5 million of closing credits).

“This acquisition is in keeping with our strategy of owning and operating the best-quality assets in our core markets,” said Dennis Friedrich, president and chief executive officer of Brookfield Office Properties’ U.S. Commercial Operations. “We are pleased to add one of the top institutional-quality buildings in the market to our strong and well-established Houston portfolio and operating platform at attractive investment terms.”

The acquisition was financed using the company’s available liquidity and a $200 million fixed-rate, 4.97% loan maturing in January 2023.

Heritage Plaza, at 1111 Bagby Street, overlooks historic Sam Houston Park and is well-known for its distinctive design elements, a recognizable marker on the Houston skyline. The building is convenient to major thoroughfares and provides direct passage to adjacent buildings and surrounding amenities via sky bridge. Tenant amenities include ample on-site parking and a fitness center.

Anchor tenants of the building – which is approximately 84% leased – include Deloitte and EOG Resources.

“Inheriting the strong existing tenant roster at Heritage Plaza is a major positive byproduct of this transaction, and we look forward to establishing long-term relationships with these new customers,” said Paul Layne, executive vice president and regional head of Brookfield Office Properties’ Houston operations.

Brookfield Office Properties’ Houston portfolio is 95% leased and now features 10 properties encompassing over 10 million square feet. Brookfield Office Properties is downtown Houston’s largest office property owner and operator.

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About Brookfield Office Properties
Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada and Australia. Its portfolio is comprised of interests in 111 properties totaling more than 76 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark properties include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, Darling Park in Sydney and City Square in Perth. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Contact: Melissa Coley, VP, Investor Relations and Communications
(212) 417-7215; melissa.coley@brookfield.com

Forward-Looking Statements
This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Office Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, the company cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants' financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company's accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Properties – Company and Real Estate Industry Risks,” and in the company’s most recent interim report under the heading “Management’s Discussion and Analysis.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.